# Follow Up Email Template

# Follow Up Email Template

<u>**Overview**</u>

This document contains the text used in the follow up email communication with people in my personal network.

<u>**Email Message**</u>

XXX,

It was good to finally speak to you today!

It's great that you're interested in our project.

Below are the links to our crowdfunding campaign and website.

As I mentioned, we are currently in the midst of an equity-based crowdfunding campaign to raise capital to reach our next goal.

There's a 2-minute intro video on our campaign page that sums up the project, please have a look.

Our crowdfunding page can be found on Wefunder at:

https://wefunder.com/voyagerglobalinc

For our crowdfunding round, the minimum investment is $100 and the maximum for most people is $2,200 (set by the SEC).

If you're not familiar with crowdfunding, we have a primer video "Startup Investing 101" on the "Invest" page of our website – please have a look.

The next link is for our website, Voyager Global, Inc.:

https://voyagerglobal.us/

# Follow Up Email Template

Next, is the "Pitch Deck" page. We have over 20 video presentations that should answer all of your questions about the technology and our project. The first 2 video presentations under "Introduction" explain what we are about.
Each video presentation has a brief description and duration listed beside the video.

There's a video presentation that explains the US Government's spending on the technology, titled – "LTA Today", that you may find interesting.

https://voyagerglobal.us/pitchdeck/

Investment information and several video presentations on crowdfunding can be found on the "Invest" page at:

https://voyagerglobal.us/invest/

We have 2D drawings of our design on the "New Design" page at:

https://voyagerglobal.us/newdesign/

I will follow up with you in a week or so.

In the meantime, let me know if you have any questions or comments.

Talk to you soon,

ChrisC
Voyager Global, Inc.

Standing on the shoulders of giants, we reach for the stars!

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited.*

# Follow Up Email Template

*If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

# Initial Contact Email Template

# Initial Contact Email Template

**<u>Overview</u>**

This document contains the text used in the initial email communication with people in my personal network.

**<u>Email Message</u>**

Hello XXX,

I hope you are doing well these days.

I wanted to touch base with you regarding the project that I've been working on the past couple of years.

We are currently in the middle of an equity-based crowdfunding campaign to raise capital for our next goal.

I have been contacting everyone in my personal network to give them an opportunity to support the project through our crowdfunding campaign.

The minimum investment is only $100 and the maximum for most people is $2,200 (set by SEC).

The maximum we want to raise is $200k and we should easily reach that goal once our campaign is released to Wefunder's investor pool of over 800,000 investors.

Investing in a startup can be very lucrative; as an example, just a $500 investment in Uber 10 years ago would have yielded a multi-million dollar return today – with no additional work.

This kind of return is possible because the growth in stock value is greatest during the early days of a company's life cycle.

Below are the links to our crowdfunding campaign and website.

There's a 2-minute video on our campaign page that gives a brief explanation of the project – it can be seen at the following link:

# Initial Contact Email Template

https://wefunder.com/voyagerglobalinc

If you're not familiar with crowdfunding, we have a primer video "Startup Investing 101" on the "Invest" page of our website – please have a look.

The next link is our website, Voyager Global, Inc.:

https://voyagerglobal.us/

Next, is the "Pitch Deck" page. We have over 20 video presentations that should answer all of your questions about the technology and our project. The first 2 video presentations under "Introduction" explain what the project is about and are only 25 minutes of viewing.

https://voyagerglobal.us/pitchdeck/

Investment information and several video presentations on crowdfunding can be found on the "Invest" page at:

https://voyagerglobal.us/invest/

We have 2D drawings of our design on the "New Design" page at:

https://voyagerglobal.us/newdesign/

I hope you will support our project with an investment.

Please let us know if you have any questions or comments.

Hope to hear from you soon!

Respectfully,
ChrisC

# Initial Contact Email Template

Voyager Global, Inc.

Standing on the shoulders of giants, we reach for the stars!

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*



# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

**VOUCH FOR JOHN**

**LEARN MORE**

**About Wefunder**
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   